Exhibit 99.1

AMENDMENT NO. 2 TO LOAN AND SECURITY AGREEMENT

THIS AMENDMENT TO LOAN AND SECURITY AGREEMENT (this “Amendment”) is made effective as of December 23, 2021 (the “Effective Date”), by and among Columbia River Investment Limited, a British Virgin Islands company (“CRIL”), and Nettar Group Inc., a British Virgin Islands company (“Borrower”).

WHEREAS, Borrower and CRIL are parties to that certain Loan and Security Agreement dated as of March 8, 2021 (as amended, restated, supplemented, or otherwise modified from time to time, the “Loan Agreement”). Capitalized terms used but not defined in this Amendment shall have the meanings that are set forth in the Loan Agreement;

WHEREAS, in connection with the anticipated consummation of a Going Public Transaction in December 2021 the parties had previously amended the Loan Agreement on December 7, 2021; and

WHEREAS, the parties desire to further amend the Loan Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the terms and conditions set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and CRIL hereby agree as follows:

1. Section 1.1(c)(2) of the Loan Agreement is hereby amended and restated in its entirety and replaced with the following:

“(2) Mandatory Prepayment Upon Certain Transactions. Immediately following the consummation of a Change of Control Transaction, a Going Public Transaction, or an ICO Transaction, Borrower shall pay to CRIL an amount equal to the sum of all outstanding principal of the Loan plus accrued and unpaid interest thereon, unless agreed otherwise by CRIL in a signed written instrument; provided that in the case of the consummation of a Going Public Transaction that occurs during calendar year 2021 and in which stockholders of the SPAC exercise redemption rights with respect to an aggregate amount that exceeds 50% of the amount in the SPAC’s trust account, such payment to CRIL may at the election of the Company be made at any time on or prior to January 15, 2022.”

2. The definition of “Perfection Date” in Section 11.1 of the Loan Agreement is hereby amended and restated in its entirety and replaced with the following:

““Perfection Date” means January 15, 2022; provided, that the security interest of CRIL in the Collateral has not terminated pursuant to Section 2 hereof; and provided, further, that if Borrower perfects the security interest on any of the Collateral under any of the Note Purchase Agreements prior to January 15, 2022, Borrower shall simultaneously perfect CRIL’s security interest under this Agreement in the same manner, and in such case the Perfection Date shall mean the date such perfection occurs. Nothing in this definition modifies the obligation of the Company to prepay the Loan pursuant to Section 1.1(c)(2).”

3. The provisions contained in Section 8 (Notices), 9 (Choice of Law, Jury Trial Waiver), 10.7 (Counterparts), and 10.10 (Construction of Agreement) of the Loan Agreement are incorporated herein by reference to the same extent as if reproduced herein in their entirety (with any reference to “this Agreement” in such sections being deemed to refer to this Amendment).

(Signature page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date.

NETTAR GROUP INC.

By:	/s/ Emiliano Kargieman
Name:	Emiliano Kargieman
Title:	CEO

COLUMBIA RIVER INVESTMENT LIMITED

By:	/s/ David Wallerstein
Name:	David Wallerstein
Title:	Authorized Signatory